FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

September 2, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stephanie J. Ciboroski
Senior Assistant Chief Accountant

Re:	Virtus Investment Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 001-10994

Ladies and Gentlemen:

On behalf of Virtus Investment Partners, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated August 18, 2014, from Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the Commission on February 24, 2014 (the “2013 Annual Report”).

The comments and responses set forth below are keyed to the comments which we have reproduced in bold print.

In addition, please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of this letter. Please note this letter omits confidential information included in an unredacted version delivered to the Staff. Such redactions are denoted herein by “[***].”

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

September 2, 2014

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Collateralized Debt Obligations, page F-12

Comment:

1.	We note your response to our prior comment 2. With regard to your CLOs, when making the determination as to whether the Company has the right to receive benefits or the obligation to absorb losses from the CLOs that could potentially be significant, you performed a quantitative assessment to corroborate your qualitative assessment. Further, we note that you performed multiple quantitative scenarios that included total collateral management fees. Please address the following:

•	Your response appears to indicate that you may have excluded the potential to receive incentive fees if there was an improvement in the performance of the assets held by the CLOs. Please provide us with a revised analysis that incorporates the potential for Virtus to receive incentive fees, and clearly explain whether, and if so how, this would impact your conclusion that you are not the primary beneficiary.

Response:

The Company would like to clarify that the quantitative assessment used to corroborate its qualitative assessment submitted in its response letter dated July 1, 2014 (the “Response Letter”) included an improvement in the performance of the underlying assets held by the CLOs and the potential to receive incentive fees, and the Company notes that one of the quantitative scenarios performed projected the receipt of incentive fees.

Incentive fees were projected in only one scenario, despite improvement in the performance of the assets due to the impact of the economic condition on the underlying assets of each CLO at the time of assessment. Both CLOs had experienced credit deterioration from increased credit defaults and declines in the average credit rating to the extent that, in periods prior to the assessment date, overcollateralization tests were out of compliance with covenant restrictions resulting in diversion of interest income to be used to pay down investors in the senior debt notes and a deferral of subordinated collateral manager fees. The Company notes that both CLOs experienced rating agency downgrades in all debt tranches in June of 2009 due to this performance trend.

In its quantitative assessments for the CLOs (Nob Hill I and Nob Hill II), the Company considered six distinct scenarios, incorporating a variety of changes to cash flow assumptions, and each included improved performance of the underlying assets. The objective of the quantitative modeling was to determine the range of possible outcomes from future performance of the assets held by the CLOs and evaluate whether the Company’s collateral management fees represented a significant portion of the returns of the VIE. Collateral management fees used in the analyses considered all levels of potential collateral management fees available to the Company, including senior collateral management fees, subordinated collateral management fees and the potential to receive incentive fees.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

September 2, 2014

To illustrate the level of improvement in the performance of the underlying assets held by the CLOs that were considered in its quantitative assessment, the Company has provided below data related to the key inputs used in its Baseline quantitative scenario (Scenario 1) provided in the Response Letter compared to the actual market conditions that existed at the time of the assessment, which was commensurate with the adoption date of ASC 810-10, as amended by ASU 2009-17; specifically:

Model Inputs	2009 Market (1)	Baseline Scenario (2)
Collateral Default Rate	[***]	[***]
Collateral Recovery Rate	[***]	[***]
Collateral Prepayment Rate	[***]	[***]
Collateral Reinvestment Spread	[***]	[***]

(1)	Reflects objective, third-party market data from industry sources for default rates, recovery rates, prepayment rates and reinvestment spreads in 2009.
(2)	In calculating the Baseline Scenario, the Company incorporated assumptions of changes in default, recovery and prepayment rates from 2009 historical results by utilizing “ramp” or “vector” curves where rates move from the 2009 industry actuals to the baseline scenario over several years.

The additional quantitative scenarios performed and provided in the Response Letter (Scenarios 2 through 6) consisted of sensitivity analyses to these baseline inputs with the objective to capture a wider range of possible outcomes. Each key input included improvements in the performance of the underlying assets from the actual performance experienced since inception of the CLOs, and each incorporated the potential to receive incentive fees. The sensitivity ranges in Scenarios 2 and 3 were based on two standard deviations from the Baseline Scenario. The Company believes two standard deviations is an appropriate statistical measure as it is intended to result in a 95% confidence level in capturing the range of possible outcomes of the performance of the CLOs and adequately evaluates the Company’s potential to receive incentive fees.

The most significant improvement in the performance of the underlying assets for each CLO was demonstrated in Scenario 2. The results of that scenario showed Nob Hill II generating incentive fees, while no incentive fees were projected for Nob Hill I. For Nob Hill II, total collateral management fees (including the receipt of the projected incentive fees) as a percentage of the total collateral assets interest income was [***]% and not considered significant in determining whether the Company had the obligation to absorb losses or the right to receive benefits that could be significant to the CLO.

The Company noted that Scenario 2 did not result in incentive fees being generated for Nob Hill I, despite the similarity of the underlying collateral pools, and the utilization of the same modeling assumptions as Nob Hill II, primarily due to the maturity date of Nob Hill II being 4 years longer than Nob Hill I and the reinvestment period for Nob Hill II being approximately 2 years longer than the reinvestment period for Nob Hill I.

The longer maturity and reinvestment period of the Nob Hill II structure provided for the additional improvement in the underlying collateral that generated additional cash flows producing an internal rate of return above [***]% to the Income Note Holders, the hurdle rate for receipt of collateral management incentive fees. As noted in its Response Letter, Nob Hill II was redeemed in June of 2012, as a result of a single party obtaining a majority position in the Income Notes and exercising its contractual early redemption right, and the Company did not receive any incentive fees from the structure.

Tell us whether, and if so how, the actual performance of the CLOs has differed from your expectations. If so, explain the drivers of the improved performance, explain how the drivers have changed over time and clarify when the information available indicated that you would have the right to receive benefits from the CLOs that could potentially be significant to the VIE.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

September 2, 2014

The Company notes that the economic performance of the CLOs is primarily driven by the difference between the performance of the underlying assets held by the CLO and the amount and proportion of cash flows distributed to the note and equity holders. The cash flows of the assets are designed to be passed on to the investors (debt and equity holders) and service providers of the CLOs based on the structure of the CLOs with respect to the seniority of payments and the rates and rights of each class of investor.

The actual performance of the CLOs has differed from the projected results of the Company’s quantitative assessments. The primary driver of this difference has been the length of the low LIBOR rate environment. The extended LIBOR rate environment has resulted in significantly lower interest payments to the Note Holders (debt holders) on the CLO’s liabilities and lower actual collateral interest being generated from the assets. The lower levels of actual interest payments to the Note Holders has been more significant than the lower level of collateral interest generated from the assets due to certain of the variable rate assets having minimum interest rates or “LIBOR floors” resulting in higher residual cash flows to the Income Notes and the collateral manager receiving a modest level of incentive fees for the Nob Hill I CLO beginning in November 2013.

The Company notes that, as part of its quantitative assessment, the Company utilized the published 3-month LIBOR forward curve, which was upward sloping and reflective of the market expectations of future interest rates. The actual 3-month LIBOR rates since the assessment in 2010 have averaged 33 basis points, which has represented an unprecedented interest rate environment and is significantly different from the LIBOR forward curve in place at the time of and subsequent the assessment.

The Company considers the actual interest rate environment to be a condition that could not have been expected to occur nor contemplated as a possible scenario during its original assessment based on the following factors:

•	Published forward LIBOR curves, which represent a market view of expected future movement of variable interest rates, are typically used in modeling future cash flows that are indexed to variable interest rates;

•	No forward curves at the time of assessment, or subsequent to assessment, indicated or projected the current near zero interest rate environment for the length of time experienced; and

•	Historically there has never been a period where interest rates have been at the current levels for this length of time.

The Company also notes that the CLOs were designed to provide investors (the Variable Interest Holders, or “VI Holders”) with a reasonable rate of return subject to the risks associated with asset default and prepayment rates, reinvestment spread or prices, which are the factors the collateral manager has the power to direct and that most significantly impact the CLOs’ economic performance. The CLOs were not specifically designed to expose the VI Holders to interest rate risk given that the CLOs hold variable rate assets and issued variable rate liabilities.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

September 2, 2014

Even though the Company does not believe that the CLOs were designed to create interest rate risk to be passed onto the variable interest rate holders, for the reasons noted above, as part of its quantitative assessment the Company performed sensitivity analysis that assumed a +/- 100 average basis point decompression and expansion of the 3-month LIBOR forward curve (Scenarios 5 and 6 from the Response Letter), which did not project incentives fees being generated.

The Company notes that, in accordance with ASC 810-10-25-38A, the reporting entity is required to perform subsequent ongoing assessments of whether it is the primary beneficiary of the VIE throughout the entire period during which the reporting entity is involved with the VIE. Since the Company’s assessment upon the adoption of ASC 810-10 as amended by ASU 2009-1, there have subsequently been no developments that would change any of the qualitative factors other than the receipt of incentive fees for Nob Hill I. The Company notes that it is unlikely that that primary beneficiary conclusion would change periodically in the absence of specific structural events or transactions that have an impact on the controlling financial interest in a VIE. As the continuation of the unprecedented low interest rate environment has resulted in the continued receipt of incentive fees, the Company will incorporate the receipt of these fees as part of its reassessment in the future reporting periods of 2014 as it may be a significant change in the anticipated economic performance of the CLO that may result in a change in the entity that has a controlling financial interest.

Please also expand your qualitative analysis to more fully explain the reasoning behind the inclusion of subordinate and incentive fees in the CLOs structure, including the nature of any performance triggers that could impact the collection of either of these fees. To help us understand the overall purpose and design from an investor perspective, clarify the purpose of including a fee structure that varies based on the performance of the assets held by the CLOs.

The Company provides the Staff an expanded qualitative analysis related to the fee structure of its CLOs, specifically with respect to the reasoning for inclusion of subordinate and incentive fees and the purpose and design of the fee structure.

The rationale of inclusion of subordinated fees and incentive fees in the Company’s CLOs from the investor’s perspective is to provide a market-based management fee to the collateral manager for effectively managing the underlying collateral assets amid default, recovery, prepayments and reinvestment of proceeds during the reinvestment period by providing the collateral manager the opportunity to participate in residual returns after all other investors in the structure have achieved the expected respective returns on their investment. The performance triggers in place are specifically designed with this expectation, and are as follows:

•	Subordinate fees are only paid after interest and principal payments are made to the Note Holders (debt investors) and only if certain overcollateralization and interest coverage ratios are met; and

•	Incentive fees provide for collateral manager participation of [***]% of the returns to the income note holders (equity holders) that are in excess of a [***]% internal rate of return.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

September 2, 2014

The Company notes that the overall purpose and design of the fees is an important qualitative factor in the primary beneficiary analysis in addition to other qualitative factors around the characteristics of the Company’s financial interest as well as the business purpose, which included the following:

•	The Company has never had any financial ownership or other interest, such as issued notes, at any point in time and did not receive fees related to the launch or structuring of the CLOs;

•	Subsequent to the last issued CLO in 2007 (Nob Hill II), the Company ceased its activities for new issuances of structured products and eliminated its structured products platform prior to becoming an independent stand-alone publicly traded asset manager in January 2009;

•	Although the Company has the right to earn incentive fees, as of the date of assessment based on the nature of the past performance and possible future performance of the collateral assets, there was no expectation that any significant incentive fees would be earned by the Company. Therefore, the overall fees would be primarily based on its fixed fees, which are capped in nature, and in the range of fees consistent with that of an investment manager of fixed income investments, which do not participate in losses or a significant amount of the returns of that investment. The Company believes that these factors support its role as one of a hired service provider/agent. This qualitative consideration is also consistent with the November 2011 proposed FASB Accounting Standards Update, Consolidation (Topic 810): Principal versus Agent Analysis where the subordination of fees is no longer a disqualifying condition in the determination that a service provider’s or decision maker’s fees are not a variable interest as well as “market based” fees no longer being considered in the primary beneficiary analysis, specifically the potentially significant economic analysis.

*                *                 *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Commission may have additional comments after reviewing this letter.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

September 2, 2014

Management believes that the above responses will be acceptable to the Commission. Please do not hesitate to contact me at (860) 263-4710 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal
Executive Vice President and Chief Financial Officer

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com